Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in US Dollars)

As at December 31, 2021 and 2020

and for the years ended December 31, 2021, 2020, and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Siyata Mobile Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ DAVIDSON & COMPANY LLP

Vancouver,Canada	Chartered Professional Accountants

March 31, 2022

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	December 31 2021	December 31 2020
ASSETS
Current
Cash	$1,619,742	$5,468,766
Restricted cash (Note 5)	-	10,995,500
Trade and Other Receivables (Note 6)	1,544,427	2,737,096
Prepaid expenses	154,266	749,000
Inventory (Note 7)	2,397,471	2,409,733
Advance to suppliers	470,167	734,550
	6,186,073	23,094,645
Long term receivable (Note 13)	168,167	-
Right of Use Assets Note 8)	1,077,845	377,035
Loan to Director (Note 9)	-	214,456
Equipment	267,967	55,454
Intangible assets (Note 10)	4,350,537	6,549,118
Goodwill (Note 11)	-	801,780
Total assets	$12,050,589	$31,092,488

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank Loan (Note 12)	$27,159	$437,848
Accounts payable and accrued liabilities	2,646,321	2,622,118
Lease Obligations (Note 13)	232,969	127,776
Convertible debenture (Note 14)	1,421,911	6,160,769
Warrant liability (note15)	2,176,686	-
Current portion of long term debt (Note 16)	-	56,471
Future Purchase Consideration (Note 4,17)	350,000	-
	6,855,046	9,404,982
Lease Obligation (Note 13)	787,513	213,816
Other payables	-	142,870
Convertible debenture (Note 14)	1,921,382	-
Long Term Debt (Note 16)	-	51,765
	2,708,895	408,451
Total Liabilities	9,563,941	9,813,433
Shareholders’ equity
Share capital (Note 18)	54,655,244	50,088,369
Reserves (Note 18)	10,389,555	9,984,531
Accumulated other comprehensive loss	(38,739)	100,025
Deficit	(62,519,412)	(38,893,870)
Shareholders’ equity	2,486,648	21,279,055
Total liabilities and shareholders’ equity	$12,050,589	$31,092,488

Nature of operations and going concern (Note 1)

Subsequent Events (Note 31)

Approved on March 31, 2022 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron – Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2021, 2020 and 2019

	2021	2020	2019

Revenue	7,545,488	5,989,772	9,812,188
Cost of Sales (Note 19)	(5,677,317)	(4,409,655)	(7,122,823)
Gross profit	1,868,171	1,580,117	2,689,365

EXPENSES
Amortization and Depreciation (Note 10)	1,008,321	1,280,122	1,168,594
Development expenses (Note 10)	846,242	560,236	757,404
Selling and marketing (Note 20)	4,504,992	3,691,844	3,559,602
General and administrative (Note 21)	4,932,450	2,857,550	2,322,681
Inventory impairment (Note 7)	3,087,999	1,571,649	212,000
Bad Debts (recovered) (Note 6)	930,971	1,530,667	-
Impairment of intangibles (Note 10)	4,739,286	293,000	111,521
Impairment goodwill (Note 11)	852,037	-	-
Share-based payments (Note 18)	1,338,931	517,678	1,123,154
Total Operating Expenses	22,241,229	12,302,746	9,254,956

Net operating loss	(20,373,058)	(10,722,629)	(6,565,591)

OTHER EXPENSES
Finance expense (income) (note 22)	1,984,040	1,744,273	962,263
Foreign exchange	108,632	(290,401)	106,745
Change in fair value of convertible promissory note	295,492	-	-
Change in fair value of warrant liability	(390,322)	-	-
Acretion and change in value of future pruchase consideration	-	-	22,609
Transaction costs (Note 23)	1,254,642	1,414,616	-
Transaction costs

Total other expenses	3,252,484	2,868,488	1,091,617
Recovery of income taxes	-	-	-
Net loss for the year	(23,625,542)	(13,591,117)	(7,657,208)

Other comprehensive income
Translation Adjustment	138,764	2,887	(8,500)

Comprehensive loss for the year	(23,486,778)	(13,588,230)	(7,665,708)

Weighted Average Shares	4,849,250	1,484,898	807,956

Basic and diluted loss per share	(4.87)	(9.15)	(9.48)

The accompanying notes are an integral part of these consolidated audited financial statements

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2021, 2020 and 2019

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity

Balance, December 31, 2018	715,269	21,246,401	2,923,511	105,638	(17,645,545)	$6,630,005
Exercise of Warrants	80,865	4,418,377	-	-	-	4,418,377
Shares issued on acquisition of Signifi	6,897	346,673	-	-	-	346,673
Exercise of agents’ options	5,668	345,832	(98,068)	-	-	247,764
Non-brokered private placement	51,724	2,290,916	-	-	-	2,290,916
Share Issuance costs on capital raise		(186,854)		-		(186,854)
Shares issued as agent compensation for debenture	3,324	118,560	-	-	-	118,560
Expiry of agent’s options	-	12,757	(12,757)	-	-	-
Equity portion of the debenture bifurcated	-	-	446,053	-	-	446,053
Issuance of agents’ warrants	-	-	47,209	-	-	47,209
Issuance of warrants to debentureholders	-	-	666,428	-	-	666,428
Share based payments	-	-	1,123,154	-	-	1,123,154
Translation adjustment	-	-	-	(8,500)	-	(8,500)
Loss for the period	-	-	-	-	(7,657,208)	(7,657,208)
Balance, December 31, 2019	863,747	$28,592,662	$5,095,530	$97,138	$(25,302,753)	$8,482,577
Equity portion of debenture bifurcated	-	-	62,986	-	-	62,986
Share based payments	-	-	517,678	-	-	517,678
Share issuance on conversion of convertible debt	1,149	57,692	-	-	-	57,692
Share issuance on capital raise	3,712,776	25,501,529	3,327,829			28,829,358
Share issuance costs on capital raise		(4,774,484)	980,508			(3,793,976)
shares issued for debt	85,659	710,970				710,970
Translation adjustment		-	-	2,887	-	2,887
Loss for the period		-	-		(13,591,117)	(13,591,117)
Balance, December 31, 2020	4,663,331	$50,088,369	$9,984,531	$100,025	$(38,893,870)	$21,279,055
Issuance of shares to be issued	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF	23,949	194,985	-	-	-	194,985
Shares issued on warrant exercises	544,415	3,775,840	(373,907)	-	-	3,401,933
Share based payments	-	-	1,338,931	-	-	1,338,931
Translation adjustment	-	-	-	(138,764)	-	(138,764)
Shares issed for debts	5,000	36,050				36,050
Loss for the period	-	-	-		(23,625,542)	(23,625,542)
Balance, December 31, 2021	5,276,695	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648

The accompanying notes are an integral part of these consolidated unaudited interim financial statements

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Operating activities:
Net loss for the period	$(23,625,542)	$(13,591,117)	$(7,657,208)
Items not affecting cash:
Amortization and depreciation	1,008,321	1,280,122	1,168,594
Bad debt expense	930,971	1,530,667	-
Inventory impairments	3,087,999	1,571,649	212,000
Intangible impairment	4,739,286	293,000	111,521
Impairment goodwill	852,037	-	-
Fair value changes on derivatives	(95,831)	-	-
Interest expense, net of repayments	1,168,628	926,962	341,112
Interest income	-	(14,456)	-
Foreign exchange	-	138,691	-
Share-based payments	1,338,931	517,678	1,123,154
Loss on debt conversion	-	16,712	-

Net change in non-cash working capital items:
Trade and other receivables	187,432	(2,773,808)	(885,625)
Prepaids	594,734	(496,132)	50,446
Inventory	(3,075,532)	(601,487)	65,570
Advances to suppliers	264,383	(83,860)	(299,356)
Accounts payable and accrued liabilities	(158,906)	1,372,389	(887,569)
Due to/from related party	214,456	(76,866)	(68,774)
Net cash used in operating activities	(12,568,633)	(9,989,856)	(6,726,135)
Investing activities:
Intangible additions	(2,769,679)	(1,513,570)	(2,380,196)
Equipment additions	(224,513)	(21,136)	-
Acquistion of ClearRF	(122,015)	-	-
Net cash used in investing activities	(3,116,207)	(1,534,706)	(2,380,196)
Financing activities:
Lease payments	(182,682)	(146,146)	(135,612)
Bank loan	(410,689)	405,413	(32,435)
Repayment of long term debt	(110,312)	(45,490)	(26,114)
Convertible debt issued, net of repayments	(1,308,118)	99,490	1,685,908
Shares issued for cash	-	28,168,529	2,290,916
Share issue costs (cash)	-	(3,133,147)	(20,085)
Loan to director		-	(200,000)
Exercise of agent’s options	-	-	247,764
Exercise of warrants	3,017,743	-	5,529,858
Loan received	-	-	165,341
Net cash from financing activities	1,005,942	25,348,649	9,505,541
Effect of foreign exchange on cash	(165,626)	(21,396)	485,416
Change in cash for the period	(14,844,524)	13,802,691	884,626
Cash and restricted cash, beginning of year	16,464,266	2,661,575	1,776,949
Cash and restricted cash, end of year	$1,619,742	$16,464,266	$2,661,575

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $23,625,542 during the year ended December 31, 2021 (2020- net loss of $13,591,117), and, as of that date, the Company’s total deficit was $ $62,519,412. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. The Company faces risks related to (COVID-19) which could significantly disrupt research and development, operations, sales, and financial results. Our products are commonly used in industries that have been subject to disruption due to global lockdowns, and therefore demand and credit quality of our customers has been negatively impacted. It is not possible to predict the ultimate impact or duration of COVID-19 on our business.

These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Change of functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD.

In accordance with Company’s existing policy, the Company did not reassess the classification of financial instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

2.	BASIS OF PREPARATION (cont’d)

Change of presentation currency

As a result of the USD financing and the majority of cash flows denominated in US dollars, the Company changed its presentation currency from Canadian dollars to “USD” effective October 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new “USD” presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the “USD” presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency is in Canadian dollars. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

Basis of consolidation and presentation

These consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

2.	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period-end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 14(e).

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Collectability of trade receivables – In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 10 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(c)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(f)	Revenues

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(g)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, restricted cash, loan to director and trade, and other receivables at amortized cost.

Changes to financial assets measured at fair value are recognized in profit and loss as they arise (“FVPL”).

Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)	Financial Instruments (cont’d)

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

All financial liabilities (including liabilities designated at FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The subsequent measurement of financial liabilities is determined based on their classification as follows:

(i)	FVTPL – Derivative financial instruments entered into by the Company are classified as FVTPL.

(ii)	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method.

The Company has classified its bank loan, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration, convertible promissory note, and warrant liability are all classified as FVTPL.

(h)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares is retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at the grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

(j)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)	Leases

The Company accounts for lease contracts in accordance with IFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term. During the years ended December 31, 2021 and 2020, the Company did not recognize any lease payments as expenses for short-term leases and leases for which the underlying assets are of low value.

(l)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(m)	New accounting pronouncements

There are no upcoming account pronouncements expected to have a material impact on the Company’s consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985.

As a further consideration, the Company is required to make the additional following payments:

a)	On March 31, 2022, pay $155,015 in cash (or less, subject to certain income minimums);

b)	On March 31, 2022, issue common shares of the Company valued at $194,985, and

c)	In addition to the above, further incentives may be earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive.

The payment of cash and the distribution of $194,985 worth of shares occurred subsequent to the year end. No further incentives were earned by the vendors other than the amounts outlined in 4(a) and (b) above.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as apply judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine-to-machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,015
Fair value of 23,949 shares at $8.14 per share	(i)	194,985
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money.

The purchase price was allocated as follows:

Purchase price allocation	Fair Value

Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	127,106
Net identifiable intangible assets	522,637
649,743
Goodwill	$50,257

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

4.	ACQUISITION OF CLEAR RF LLC (cont’d)

The net identifiable intangible asset consists of two patents acquired on the acquisition that is valued at $122,717 plus supplier relationship valued at $399,920. These intangibles assets are recorded at cost and are amortized on a straight-line basis over its estimated useful life of four years with no residual value. The Company incurred costs related to the acquisition totaling $79,069 to complete the acquisition which was recorded in the statement of loss and comprehensive loss.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles and goodwill. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall. Management also impaired the full value of the goodwill in the amount of $50,257.

5.	RESTRICTED CASH

For the year ended December 31, 2020, as outlined in more detail in Note 18, the Company issued capital through a private placement. At the December 31, 2020 year-end date, the restricted cash of $10,995,500 represented the portion of the capital raise that remained in a trust account with the underwriter. These funds were released by the underwriters, net of any underwriter fees previously accrued), to the Company’s bank account on January 6, 2021.

6.	TRADE AND OTHER RECEIVABLES

	31-Dec-21	31-Dec-20
Trade receivables	$1,791,046	$3,501,223
Allowance for doubtful accounts	(1,090,066)	(1,530,667)
Taxes receivable	843,447	766,540
Factoring	-
Total	$1,544,427	$2,737,096

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, we utilize the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2021, we concluded that a bad debt provision of $1,090,066 (2020-$1,530,667) was to be recognized.

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer.

SMI incurs a financing charge of 3.1% on advances received and is subject to certain covenants.

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2021, the total amount expended by the funding entity was $27,000 (December 31, 2020 - $65,000).

Siyata Mobile Inc. has provided the North American receivables as collateral for the outstanding convertible debenture as outlined Note 14(e). The carrying amount of the North American trade and other receivables is $569,068 on December 31, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

7.	INVENTORY

	31-Dec-21	31-Dec-20
Finished products	6,031,753	3,349,382
Impairment of finished products	(3,819,955)	(1,255,649)
Accessories and spare parts	1,025,366	632,000
Impairment of accessories and spare parts	(839,693)	(316,000)
Total	$2,397,471	$2,409,733

Refer to Note 19 for total inventories expensed as cost of sales during the years ended December 31, 2021 and 2020.

Provision on inventory

Management is presently reviewing the inventory for impairment on a quarterly basis. For the year ended 2021, it was determined that $4,659,648 (2020- $1,571,649) of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $839,693 (2020 - $316,000), which was also impaired.

Liens

Siyata Mobile Inc. has provided the North American inventory as collateral for the outstanding convertible debenture as outlined in Note 14(e). The carrying amount of the North American inventory is $1,355,482 on December 31, 2021.

8.	RIGHT OF USE ASSETS

	Dec 31 21	Dec 31 20
Opening Balance	$377,035	$204,939
Addition in the year	910,055	306,086
Translation adjustment	(4,328)	10,677
Amortization in the year	(204,917)	(144,667)
Closing Balance	$1,077,845	$377,035

Allocation of Right of Use Assets
Office lease	$1,004,750	$273,644
Car leases	73,095	103,391
Total Right of Use Assets	$1,077,845	$377,035

9.	LOAN TO DIRECTOR

The loan to our director and Chief Executive Officer was advanced on April 1, 2019, in the amount of $200,000 with a 5-year term. Interest on the loan accrued and was payable at the rate of 7%. As of January 1, 2020, the rate on the loan was increased to 12%. On May 23, 2021, this loan was repaid to the Company in full including principal and interest.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

10.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total

Cost:
Balance at December 31, 2019	9,006,249	114,126	1,291,827		10,412,202
Additions	1,513,570	-	-		1,513,570
Foreign Exchange	20,658	2,417	27,357		50,432
Balance at December 31, 2020	10,540,477	116,543	1,319,184	-	11,976,204
Additions	2,769,679	-	-	522,637	3,292,316
Foreign Exchange	$5,370	183	2,073		7,626
Balance at December 31, 2021	13,315,526	116,726	1,321,257	522,637	15,276,146

Accumulated Amortization:
Balance at December 31, 2019	3,110,806	74,455	757,437		3,942,698
Additions	872,717	20,365	257,175		1,150,257
Impairment	293,000	-	-		293,000
Foreign Exchange	6,859	2,640	31,632		41,131
Balance at December 31, 2020	4,283,382	97,460	1,046,244		5,427,086
Additions	469,789	19,418	278,567	29,189	796,963
Impairment	4,339,366	-	-	399,920	4,739,286
Foreign Exchange	(34,020)	(152)	(3,554)		(37,726)
Balance at December 31, 2021	9,058,517	116,726	1,321,257	429,109	10,925,609

Net Book Value:
Balance at December 31, 2020	$6,257,095	$19,083	$272,940	-	$6,549,118

Balance at December 31, 2021	$4,257,009	$0	$0	$93,528	$4,350,537

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

10.	INTANGIBLE ASSETS (cont’d)

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets. Based on the results of their analysis using the Value In Use (“VIU”) model using a discounted value of 14.2% in 2021 and 14.5% in 2020, management determined that the recoverable amount was not equal to, or in excess of the carrying amount for a total impairment of $4,739,286 (2020-$293,000) broken down as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship compared to $293,000 in 2020 on the impairment of the E-Wave license.

During the year ended December 31, 2020, the Company reduced the estimated useful lives of its 4G products, which comprised development costs, from 5-6 years to 4 years. In 2021, the development costs that were not impaired related to products still in the development stage and as these assets are not ready for their intended usage, they have not begun being amortized.

During the year ended December 31, 2021, the Company incurred $846,242 (2020 - $580.236) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term.  The agreement has been renewed up to December 31, 2022 and is subject to certain minimum royalties.  The license agreement is amortized on a straight-line basis over its five-year term and is fully amortized on December 31, 2021.

E-Wave License

On October 1, 2017, the Company acquired a license from E-Wave mobile Ltd. (the “E-Wave License”). The license agreement is recorded at cost and is amortized on a straight-line basis over its estimated useful life of a four-year term and is fully amortized on December 31, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

11.	GOODWILL

The Company had recorded goodwill balances of $852,037 (December 31, 2020-$801,780), consisting of goodwill on the acquisition of the wholly-owned subsidiary, Signifi Mobile Inc. in the amount of $801,780 plus the newly acquired goodwill in 2021 from the acquisition of Clear RF in the amount of $50,257 (“CGU”). The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions on which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As of December 31, 2021, the Company performed its annual impairment test on the goodwill using the Fair value less cost of disposal method. Due to a history of losses in this CGU in the preceding few years and without documentation of back-orders or basis to project profitable operations in the near term, management determined that the recoverable amount was less than the carrying value on December 31, 2021 and impaired the full amount of the Goodwill in the amount of $852,037.

12.	BANK LOAN

In October 2021, the Company had the bank remove all liens and the Company repaid any amounts owing on the $750,000 line of credit in its entirety. This loan was created in the year ended December 31, 2020, when the Company entered into a line of credit for up to a maximum of $750,000 Canadian dollars. The loan was secured by a floating charge on the receivables, inventory, trademarks, and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $4,000,000 Canadian. The Export Development Corporation of Canada guarantees 50% of this debt. As of December 31, 2020, the loan balance was $372,848. The loan bore interest at the bank’s prime lending rate plus 1.25% and was repayable on demand.

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. As at December 31, 2021, the total amount borrowed by the Company extended by this funding entity and included in the bank loan was $27,000 (December 31, 2020-$65,000).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

13.	LEASE OBLIGATIONS

	Dec 31 21	Dec 31 20

Opening Balance	$341,592	$194,331
Additions in the year	833,766	306,086
Interest expense	21,279	14,045
Translation adjustment	6,527	(26,724)
Lease payments	(182,682)	(146,146)
	1,020,482	341,592
Due within one year	(232,969)	(127,776)
Balance-end of period	$787,513	$213,816

Future Mininum Lease Payments

	Dec 31 21	Dec 31 20
year 1	232,969	$127,776
year 2	255,000	104,897
year 3	270,000	103,458
year 4	262,513	5,461
Tota lease obligations	$1,020,482	$341,592

The Company has a long term restricted term deposit of $168,167 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

14.	CONVERTIBLE DEBENTURES

	Dec 23/21 $CAD7.866MM	June 23/21 $CAD1.58MM	Dec 28/20 $CAD 4.6MM	Nov 2/23 $6.0MM USD	Total
Balance December 31, 2019	4,049,349	0	1,047,661	-	5,097,010

Interest and accretion expense	1,536,081	91,149	116,890	-	1,744,120
Interest paid or accrued	(715,763)	(58,889)	(56,551)	-	(831,203)
Rollover to the 10% convertible debenture	-	-	(186,359)	-	(186,359)
Issuance of the 10% convertible debenture	-	1,113,657	-	-	1,113,657
Repayment of 10.5% convertible debenture	-	-	(890,794)	-	(890,794)
Foreign exchange adjustment	186,165	-	(30,847)	-	155,318
Convert $75,000 debentures into share capital	(40,980)	-	-	-	(40,980)
Balance December 31, 2020	5,014,852	1,145,917	-	-	6,160,769

Interest and accretion expense	1,893,494	-	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	-	(746,145)
Issuance of the $6MM debenture	-	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	-	(6,162,201)
Unamortized fair value difference-opening			-	(1,341,948)	(1,341,948)
Amortization of fair value difference				111,830	111,830
Change in fair value of debenture	-	-	-	177,530	177,530

Balance Dec 31, 2021	-	-	-	3,343,293	3,343,293
Current portion of debenture				(1,421,911)	(1,421,911)
Long term portion of debenture				1,921,382	1,921,382

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

14.	CONVERTIBLE DEBENTURES (cont’d)

(a) On December 28, 2017, the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 common shares of the Company at $87.00 CAD per common share with a maturity date of June 28, 2020.

Each Convertible Debenture unit bore an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments was to accrue and be added to the principal amount of this Convertible Debenture. From January 1, 2020, until its maturity on June 28, 2020, the Company paid $56,550 in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debenture holders rolled over the net present value of their holdings totaling $2,287,452 with a maturity value of $2,423,656 ($3,155,00 CAD) into $2,549,155 ($3,319,000 CAD) of face value 12% convertibles debentures as more fully described below.

The exchange of debt instruments between the debenture holders and the Company satisfied the criteria under IFRS 9, Financial Instruments, as a substantial modification, and therefore was treated as an extinguishment of the previous debt and a recognition of a new financial liability. In connection, a loss of $136,204 was recorded within finance expense (income) in profit or loss, as the difference between the carrying amount of the financial liability extinguished and the consideration paid, which is comprised of the newly issued debentures.

The remaining portion of the 10.5% Convertible Debentures matured on June 28, 2020 and were repaid at their face value of 1,108,000 ($1,445,000 CAD) except for $186,359 ($250,000 CAD) that were rolled over, for a net repayment of $921,641 ($1,195,000 CAD) as more fully described in 14(d).

(b) On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019, is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of this Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2021, until December 23, 2021, the Company paid $746,145 (2020-$715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

On June 24, 2020, $57,692 ($75,000 CAD) the face value of the 12% convertible debentures was converted into common shares of the Company. The discounted value of this debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in 2020.

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

14.	CONVERTIBLE DEBENTURES (cont’d)

(c) On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one common share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

(d) On June 28, 2020, one of the 10.5% convertible debenture holders, see 10 (a), elected to participate on the exact same terms and conditions in the 10% convertible debenture described in 11 (c) for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

(e) On November 3, 2021, the Company issued a US$7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities.

The promissory note matures on November 2, 2023 (the “Maturity Date”). The promissory note will be repaid commencing May 2022 in monthly instalments of US$400,000. At the Company’s option, the repayments will be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment is paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or US$2.00 (the “Redemption Price”).

All or a portion of the US$7,200,000 is convertible into common shares of the Company at a conversion price of US$10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

14.	CONVERTIBLE DEBENTURES (cont’d)

Note (14e) (Cont’d)

At any time during the promissory note outstanding, the Company can provide the holder of the promissory note written notice of its intention to repay the amount owing. If the notice is provided within the first 6 months post issuance, the Company is required to repay an amount equal to US$7,000,000. Subsequent to this time period, the amount outstanding must be converted in full. If the Company provides notice of prepayment, the holder has the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposes to offer or sell new securities, the Company shall first offer the holder the opportunity to purchase ten percent of the new securities.

Finally, should the Company subsequently issue equity interests of the Company for aggregate proceeds to the Company of greater than US$10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company will direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company has elected to measure the promissory note (hybrid contract) at fair value through profit or loss (“FVTPL”) on initial recognition and, as such, the embedded conversion feature is not separated.

The Company paid legal fees and expenses of $1,145,538 related to the issuance of the promissory note and warrants which have been included in finance expense on the consolidated statement of operations for the year ending December 31, 2021.

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference has been deferred and will be recognized in the consolidated statement of operations over the term of the instrument on a straight-line basis, in the change in fair value of the convertible promissory note.

The unamortized fair value difference at December 31, 2021, and related activity during the year is as follows:

Balance, December 31, 2020	$-
Fair value difference on issuance	1,341,948
Recognized in profit or loss	(111,830)
Balance, December 31, 2021	$1,230,118

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

14.	CONVERTIBLE DEBENTURES (cont’d)

Note (14e) (Cont’d)

The balance of the promissory notes is as follows:

Promissory Note
Balance, December 31, 2020	$-
Fair value on initial recognition	4,395,881
Change in fair value	177,530
Unamortized day one fair value difference	(1,230,118)
Balance, December 31, 2021	$3,343,293
Current portion	(1,421,911)
Long term portion	$1,921,382

As at December 31, 2021 the total principal amount outstanding on the convertible promissory note is $6,000,000.

Fair value calculation

The Company estimated the fair value of the promissory note using a binomial lattice model with the following assumptions: risk-free rate of 0.47% -1.18%; share price of $3.93; expected dividend yield of 0%; and expected volatility of 46%. Based on these estimates, the promissory note had a fair value of $4,395,881 upon issuance.

On December 31, 2021, the fair value of the promissory note was estimated at $4,573,411 using a binomial lattice model with the following assumptions: risk-free rate of 0.67% -1.27%, share price of $3.70, expected dividend yield of 0%, and expected volatility of 45%.

There was no change in the fair value due to changes in own credit risk during the year.

Subsequent events

Subsequent to year-end, the Company completed a secondary offering of its common shares at a price of $2.30 per common share. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

15.	WARRANT LIABILITY

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities. (see 14(e) subsequent event for the change in exercise price as of January 13, 2022, to $2.30 per share).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

15.	WARRANT LIABILITY (cont’d)

The balance of the warrant liability is as follows:

Warrant liability
Balance, December 31, 2020	$-
Warrants issued as part of the convertible promissory note	2,946,066
Impact of warrants exercised during the year	(385,190)
Change in fair value	(384,190)
Balance, December 31, 2021	$2,176,686

The fair value of the warrants as at the issuance date was $2,946,066 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $3.93; exercise price: $4.00; expected volatility: 39%; dividend yield: 0%, risk-free rate: 0.47%.

During the year ended December 31, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was transferred to share capital. The fair value of the warrants at the exercise date was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $4.60; exercise price $4.00; expected volatility: 30%; dividend yield: 0%; risk-free rate: 1.24%.

As at December 31, 2021, the fair value of the remaining 1,892,857 warrants payable was determined to be $2,176,686 as calculated using the Black-Scholes Option Pricing Model with the following assumptions: share Price: $3.70; exercise price: $4.00; expected volatility: 37%; dividend yield: 0%; risk-free rate – 0.67%.

16.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 USD from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan was repaid in full in September 2021 including all capital and interest. The loan was secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries. All security liens were removed before year-end.

	31-Dec-21	31-Dec-20
Balance, Beginning of Year	$108,236	$150,538
Foreign Exchange adjustment	2,076	3,188
Capital repayments in the period	(110,312)	(45,490)
	0	108,236
Less: current portion of long term debt	-	(56,471)
Balance, End of Year	$0	$51,765

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

17.	FUTURE PURCHASE CONSIDERATION

	2021	2020
Balance, beginning of the period	$-	$-
ClearRF future purchase consideration	350,000	-
Balance, end of the period	$350,000	$-

Classification:
Short-term (payable within one year)	$350,000	-
Long-term	-	-

The future purchase consideration arose on the acquisition of ClearRF as outlined in Note 4.

On March 31, 2022, the Company is required to pay $155,015 in cash and to issue common shares of the Company valued at $194,985.

At each reporting period, management updates estimate with respect to the probability of payment form and recognize changes in the estimated value of future purchase consideration in profit or loss.

18. SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

As at December 31, 2021, the Company had 5,276,695 common shares issued and outstanding (2020-4,663,331). Subsequent to the year-end the Company issued 8,695,652 common shares for gross proceeds of $20.0MM in conjunction with a public offering on January 11, 2022, as more fully described in Subsequent Events Note # 30(a). As of the date of these financial statements total outstanding common shares is 13,972,347.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one(1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(b)	Common share transactions

Transactions for the year ended December 31, 2021 are as follows:

(i)	During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

(ii)	The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

(iii)	As discussed in Note 4 -Acquisition of Clear Rf, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

(iv)	On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers. This transaction was recorded to share capital in the amount of $36,050 (based on the market value on the date of issuance of $7.21 per share).

(v)	On October 28, 2021, received gross cash of $1,027,500 from the exercise of 150,000 warrants at $6.85, and on October 29, 2021, received gross cash of $380,202 from the exercise of 55,504 warrants at $6.85.

(vi)	On December 7, 2021, 250,000 warrants issued, as part of the $7.2MM convertible debentures, were exercised at $4.00 per share for gross proceeds of $1,000,000.

Transactions for the year ended December 31, 2020 are as follows:

(i)	On June 22, 2020, the Company issued 1,149 shares as a result of a conversion of the convertible debt (referred to in Note 14(b)) at $48.71— ($65.25 CAD) per share for proceeds of $57,692 ($75,000 CAD).

(ii)	On August 4, 2020, the Company completed a two part private placement raising aggregate gross proceeds of $1,604,729 ($2,150,000 CAD) through the issuance of 148,276 units at a price of $10.82 per unit ($14.50 CAD). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $20.47 ($26.10 CAD) for a period of two years. The Company paid a cash commission of $19,358 ($24,682 CAD), issued 1,702 broker warrants on the same terms as the investor warrants having a black scholes value of $9,873, and other share issuance costs of $146,377.

(iii)	On September 29, 2020 the Company completed an initial public offering of 2,100,000 units the “Units”) at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one common share and one tradeable warrant to purchase one common share. Each warrant has an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering. The common shares using the residual value approach were valued at $4.73 USD per share and each warrant was valued at $1.27 USD per warrant. Share issuance costs related to the initial public offering was $2,810,274 including 113,500 underwriter warrants exercisable at $6.60USD per share, with a black scholes value of $315,796, and underwriter overallotment 266,000 tradeable warrants with an exercise price of $6.85 USD with a black scholes value of $335,160.

(iv)	During the month of November 2020, the Company issued 170,000 common shares at $5.99 per share to the underwriter of the initial public offering as a result of the underwriter exercising its over-allotment option, for gross proceeds of $1,018,300 less share issuance costs of $81,464 for net proceeds of $936,836.

(v)	On December 14, 2020, the Company issued 85,659 common shares to various suppliers as required under contractual obligations valued at $710,970.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

(vi)	On December 31, 2020, the Company completed a private placement issuing 1,294,500 units at $10.00 USD per unit for gross proceeds of $12,945,500 USD. Each Unit consisting of one common share and one warrant to purchase one common share. Each warrant has an exercise price of $11.50 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the units were immediately separable upon issuance and were issued separately in the offering. The common shares using the residual value approach were valued at $10.00 USD per share and each warrant was valued at NIL per warrant. Total share issuance costs totalled $1,707,138 which includes 64,724 broker warrants exercisable at $11.50 with a black scholes value of $420,508.

Transactions for the year ended December 31, 2019 are as follows:

i)	Issued 5,668 common shares in connection with exercised of agents’ options for proceeds of $345,832.

ii)	Issued 80,865 common shares in connection with exercise of warrants for proceeds of $4,418,377.

iii)	Issued 6,897 common shares in connection with purchase consideration for Signifi with the value of the shares as $346,673.

iv)	On August 29, 2019 the Company completed a non-brokered private placement of 51,724 units at a price of $44.29 ($58.00 CAD) per unit for gross proceeds of $2,290,916. Each unit consisted of one common share and one-half share purchase warrant. Each warrant is exercisable at a price of $68.23 ($87.00 CAD) for a period of two years. In conjunction with the placement, the Company incurred share issuance costs of $185,854.

On December 23, 2019, the Company issued 3,324 common shares as compensation to the agents in connection to the issuance of the convertible debentures (Note 14). These shares were recorded at its market value of $118,560.

(c)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2018	65,448	$49.00
Granted	17,655	59.01
Expired	(518)	65.57
Outstanding options, December 31, 2019	82,585	$52.34
Granted	279,190	6.47
Expired/Cancelled	(33,707)	39.79
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	11.50
Expired/Cancelled	(14,000)	16.38
Outstanding options, December 31, 2021	414,568	$13.88

As at December 31, 2021 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
1-Jan-17	2,207	2,207	$40.00	1-Jan-22	0.01	*
11-Jan-17	2,483	2,483	41.00	11-Jan-22	0.03	*
4-Apr-17	6,897	6,897	63.00	4-Apr-22	0.26
24-Jul-17	690	690	79.00	18-Feb-22	0.13	*
24-Jul-17	7,929	7,929	79.00	24-Jul-22	0.56
24-Dec-18	12,896	12,896	57.00	24-Dec-23	1.98
24-Dec-18	1,724	1,724	57.00	18-Feb-22	0.13	*
15-Jan-19	828	828	57.00	15-Jan-24	2.04
21-Mar-19	12,345	12,345	63.00	21-Mar-24	2.22
1-Jan-20	2,069	1,380	57.00	1-Jan-24	2.00
15-Nov-20	95,000	59,375	6.00	15-Nov-30	8.88
15-Nov-20	161,500	100,938	6.00	15-Nov-25	3.88
15-Nov-20	20,000	20,000	6.00	18-Feb-22	0.13	*
2-Jan-21	57,000	28,500	11.50	2-Jan-26	4.01
2-Jan-21	5,000	2,500	11.50	2-Jan-31	8.01
18-Jan-21	14,500	7,250	11.50	18-Jan-26	4.05
18-Jan-21	1,500	1,500	11.50	31-Aug-22	0.67
18-Jan-21	10,000	10,000	11.50	29-Oct-22	0.83
Total	414,568	279,442	$13.88		4.52

*	Expired subsequent to the year end

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

Transactions for the year ended December 31, 2021 are as follows:

During the year ended December 31, 2021 the Company recorded share-based payments expense of $1,338,931 in relation to options vesting.

On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this employee’s departure, 2,500 of their unvested stock options were canceled and the remaining 1,500 options expire one year from departure, August 31, 2022.

On October 29, 2021, one of the directors was no longer with the Company. The employee had initially received 20,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this director’s departure, 10,000 of their unvested stock options were cancelled and the remaining 10,000 options expire one year from departure, October 29, 2022.

In December 2021,1,500 stock options expired at an average of $57.00 per share.

Stock option transactions subsequent to the year-end

The company issued a total of 3,870,000 options to executives, employees, and consultants with an exercise price of $1.03 per share, as more fully described in Subsequent Events Note # 31(d).

Transactions for the year ended December 31, 2020 are as follows:

During the year ended December 31, 2020 the Company recorded share-based payments expense of $517,678 in relation to options vesting.

On January 1, 2020, the Company issued 2,690 stock options to various employees at an exercise price of $CAD56.86 that 2,069 expires on October 31, 2025 and 621 expires on January 1, 2023.

On November 15, 2020 the Company issued 276,500 stock options at an exercise price of $6.00USD per common share.

On December 1, 2020, due to the termination of an employee, 414 stock options of the 621 stock options issued on January 1, 2020 were canceled and the remaining balance of 207 vested stock options has an expiry date of December 1, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

Transactions for the year ended December 31, 2019 are as follows:

In the first quarter of 2019, 2,207 stock options were granted at an exercise price of CAD$72.50 and 12,345 stock options were granted at an exercise price of CAD$79.75.

In the second quarter of 2019, 518 stock options with an exercise price of CAD$65.57 expired. In the fourth quarter of 2019, the Company issued 3,103 options to a director with an exercise price of CAD$72.50 per option.

The following weighted-average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2021	2020	2019
Exercise price	$11.50	$6.47	$72.50
Risk-free interest rate	0.23%	1.68%	1.5%
Expected life	5	5	4.8
Annualized volatility	85%	83%	143%
Dividend rate	0.00%	0.00%	0.00%

(d)	Agents’ options:

Transactions for the year ended December 31, 2021, are as follows:

In December 2021, 6,597 agent’s options expired at an average exercise price of $52.68.

Agents’ options transactions subsequent to the year-end are as follows:

As part of the capital raise that occurred on January 11, 2022, the Company issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years.

Transactions for the year ended December 31, 2020, are as follows:

The Company issued 1,702 agents’ options on the closing of the August 2020 capital raise at an exercise price of $20.47 ($26.10 CAD) per common share and these agents’ options expire on July 28, 2022, adding an additional $9,873 to reserves and share issuance costs.

The Company issued 113,500 agents’ options to the underwriter of its initial public offering at an exercise price of $6.60 USD per common share and these agents’ options expire on September 28, 2025, including in reserves an additional $315,796 that are part of the share issuance costs.

On October 21, 2020, the underwriter of the initial public offering acquired 266,000 share purchase warrants pursuant to that certain underwriting agreement at $0.01 per warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. The Company added the black scholes value to these agent warrants adding an additional $335,160 to reserves as part of the share issuance costs.

The Company issued 64,724 agents options to the placement agency of the December 31, 2020 capital raise at an exercise price of $11.50USD expiring on June 30, 2024, and using black scholes added $420,508 to reserves as part of the share issuance costs.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(d)	Agents’ options (cont’d)

A summary of the Company’s agents’ options activity is as follows

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2018	8,050	$47.91
Granted	5,025	45.58
Exercised	(5,668)	43.71
Expired	(810)	53.00
Outstanding agent options, December 31, 2019	6,597	$52.68
Granted	445,926	7.36
Outstanding agent options, December 31, 2020	452,523	8.02
Expired	(6,597)	52.68
Outstanding agent options, December 31, 2021	445,926	$7.51

On December 31, 2021 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
28-Jul-20	1,702	1,702	$20.49	28-Jul-22	0.57
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.75
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.75
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	2.50
Total	445,926	445,926	7.51		3.56

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(e)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

Transactions for the year ended December 31, 2021 are as follows:

a.	During the year, 68,647 share purchase warrants expired at an average price of $62.87.

b.	In February 2021, 88,911 tradeable warrants were exercised at $6.85 for total proceeds of $609,040.

c.	In October 2021, 205,504 tradeable warrants were exercised at $6.85 for total proceeds of $1,407,702.

d.	On December 7, 2021, 250,000 warrants were exercised at $4.00 for total proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was also transferred to share capital.

e.	See Note 15 for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

Share purchase warrant transactions subsequent to the year-end are as follows:

On January 11, 2022, as part of the capital raise, as more fully described in the subsequent events Note 31(e), the Company issued 9,999,999 share purchase warrants at an exercise price of $2.30 per share. Each Warrant was exercisable immediately and has a term of five years from the issue date.

Transactions for the year ended December 31, 2020 are as follows:

a)	On June 23, 2020, as part of the 10% convertible debenture referred to in 14(c), the Company issued 10,897 share purchase warrants at an exercise price of $34.12 with an expiry of June 23, 2021.

b)	On July 28, 2020, as part of the capital raise per 17(b)(ii), the Company issued 74,138 share purchase warrants at an exercise price of $20.47 with an expiry date of July 28, 2022.

c)	On September 29, 2020, the Company issued 2,100,000 share purchase warrants as part of the units offered and sold in its initial public offering, which included one common share and one warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. These warrants trade on Nasdaq under the symbol STYA-W and were valued at the residual value of $1.27 per warrant for total value of $2,667,000 including in reserves.

d)	On December 31, 2020, the Company issued 1,294,500 share purchase warrants to the investors who participated in the private placement. Each unit consisted of one common share and one share purchase warrant. The warrant has an exercise price of $11.50 USD with an expiry date of June 29, 2024.

Transactions for the year ended December 31, 2019 are as follows:

a.	On August 20, 2019 the Company granted 25,863 share purchase warrants as part of the unit of a private placement. These warrants have an expiry date of August 20, 2021 and an exercise price of $68.63 ($CAD87.00).

b.	On December 23, 2019 the Company granted 54,248 share purchase warrants as part of the unit of a debenture issue. These warrants have an expiry date of December 23, 2022 and an exercise price of $51.18 ($CAD65.25).

c.	Prior to their expiry on March 16, 2019, 80,865 share purchase options were exercised at $68.36 for total proceeds of $5,529,858.

d.	On March 16, 2019, 5,196 share purchase warrants from a private placement, expired at $68.36.

e.	On December 28, 2019, 31,724 share purchase warrants, granted from a debenture issue, expired at $76.90.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

18.	SHARE CAPITAL (cont’d)

(e)	Share purchase warrants (cont’d)

	Number of Warrants	Weighted average exercise price

Outstanding, December 31, 2018	149,674	$60.16
Granted	80,110	54.64
Exercised	(80,865)	54.64
Expired	(36,920)	73.22
Outstanding, December 31, 2019	111,999	$59.02
Granted	3,479,534	8.96
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	4.00
Exercised	(544,415)	5.54
Expired	(68,647)	62.87
Outstanding, December 31, 2021	5,121,328	$7.64

At December 31, 2021, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
23-Dec-19	54,248	51.22	23-Dec-22
28-Jul-20	74,138	20.49	28-Jul-22
29-Sep-20	1,805,585	6.85	28-Sep-25
31-Dec-20	1,294,500	11.50	30-Jun-24
26-Oct-21	1,892,857	4.00	3-Nov-26
Total	5,121,328	$7.64

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

19.	COST OF SALES

(in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Inventory expensed	$4,436	$2,998	$5,985
Royalties	364	257	322
Other expenses	877	1155	816
Total	$5,677	$4,410	$7,123

20.	SELLING AND MARKETING EXPENSES

(in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Salaries and related expenses	$2,847	$2,111	$1,555
Advertising and marketing	1,587	1,425	1,700
Travel and conferences	71	156	305
Total	$4,505	$3,692	$3,560

21.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Salaries and related expenses	$516	$284	$407
Professional services	1,063	294	202
Consulting and director fees	972	1206	775
Management fees	-	99	317
Travel	85	43	80
Office and general	1,650	603	304
Regulatory and filing fees	178	48	46
Shareholder relations	468	281	192
Total	$4,932	$2,858	$2,323

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

22.	FINANCE EXPENSES

	31-Dec-21	31-Dec-20	31-Dec-19
Interest paid and acretive interest on debentures	$1,893,494	$1,744,120	$693,712
Interest expense on long term debt	4,877	11,107	15,413
Interest on bank loans	22,686	18,532	235,732
Other interest and bank charges	47,704	(3,819)	15,999
Loss (gain) on redemption of debentures	-	(16,712)	-
Interest earned on director’s loan	(6,000)	(23,000)	(10,000)
Interest expense on lease obligations	21,279	14,045	11,406
Total	$1,984,040	$1,744,273	$962,262

23.	TRANSACTION COSTS

Transaction costs incurred in 2021 are $1,254,542 which costs of $1,175,573 for the issuance of the convertible promissory note on November 3, 2021, as more fully described in Note 14(e), and $79,069 for the legal and due diligence costs for the acquisition of ClearRF, as more fully described in Note 4.

Transaction costs incurred in 2020 of $1,414,616 are incremental costs that are directly attributable to the uplisting onto Nasdaq and the Company’s associated initial public offering that do not meet the criteria to be treated as a share issuance cost but are disclosed separately as an expense. These transaction costs include a proportion of legal fees, accounting fees as well as 100% of filing fees, marketing costs for the uplisting and the initial public offering, and other professional fees and expenses.

Transaction costs incurred in 2019 were $Nil.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

24.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2021	2020	2019

Loss for the year	$(23,625,542)	$(13,591,117)	$(7,658,208)

Expected income tax (recovery)	$(6,379,000)	$(3,670,000)	$(2,067,000)
Change in statutory, foreign tax, foreign exchange rates and other	560,000	(117,000)	67,000
Permanent differences	1,098,000	134,000	309,000
Impact of flow through share
Share issue cost	-	(1,248,000)	(50,000)
Impact of convertible debenture	(24,000)	17,000	107,000
Adjust prior years provision vs statutory tax returns and expiry of non-capital losses	(12,000)	208,000
Expiry of non-capital losses	-	-	9,000
Change in unrecognized deductible temporary differences	4,757,000	4,676,000	1,625,000
Total income tax expense (recovery)	$-	$-	$-

Current income tax	$-	$-	$-
Deferred tax recovery	$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2021	2020	2019
Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(21,000)	$(9,000)	$(2,000)
Intangible Assets	(527,000)	(141,000)
Convertible Debenture	(717,000)	(87,000)	(321,000)
Non-capital losses	1,265,000	237,000	323,000
Net deferred tax liability	$-	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

24.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2021	Expiry Date Range	2020	Expiry Date Range	2019	Expiry Date Range
Temporary Differences
Receivables	$775,000	No expiry date	$775,000	No expiry date	$-	No expiry date
Property, plant, and equipment and intangibles	3,284,000	No expiry date	2,216,000	No expiry date	1,541,000	No expiry date
Financing cost	5,106,000	2040 to 2044	5,948,000	2039 to 2043	1,376,000	2039-2043
Inventory	4,989,000	No expiry date	1,373,000	No expiry date		No expiry date
Allowance for doubtful accounts	715,000	No expiry date	714,000	No expiry date		No expiry date
Warrant liability	2,177,000	No expiry date	-	No expiry date		No expiry date
		No expiry date		No expiry date		No expiry date
Allowable capital losses	39,000	No expiry date	39,000	No expiry date	38,000	No expiry date
Non-capital losses available for future periods	43,437,000		30,491,000		20,708,000
Canada	25,285,000	2026 to 2041	18,553,000	2026 to 2040	10,160,000	2026 to 2039
Israel	18,117,000	No expiry date	11,938,000	No expiry date	10,548,000	No expiry date
United States	35,000	No expiry date	-	No expiry date		No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

25.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at December 31, 2021, the Company is subject to externally imposed capital requirements arising from the repayment of monthly principal payments on the convertible promissory note outstanding, as described in Note 14. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 6.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

26.	FINANCIAL INSTRUMENTS

Fair Value.

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

Sensitivity Analysis:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology.

Key observable inputs

●     Share price (December 31, 2021: US $3.70)

●     Risk-free interest rate (December 31, 2021: 0.67%)

●     Dividend yield (December 31, 2021: 0%)

Key unobservable inputs

●     Instrument specific spread (December 31, 2021: 45%)

●     Credit spread (December 31, 2021: 9.76%)

The estimated fair value would increase (decrease) if:

●     The share price was higher (lower)

●     The risk-free interest rate was higher (lower)

●     The dividend yield was lower (higher)

●     The instrument specific spread was lower (higher)

●     The credit spread was lower (higher)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

26.	FINANCIAL INSTRUMENTS (cont’d)

Convertible Promissory Note, December 31, 2021

	Comprehensive loss
	Increase	Decrease
Expected volatility (10% movement vs. the model input)	32,775	(96,413)
Credit spread (10% movement vs. the model input)	(265,377)	297,216
Instrument specific spread (10% movement vs. the model input)	(265,377)	297,216

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 24% of the Company’s revenue for the year ended December 31, 2021 (2020 -14%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As s result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $930,971 (2020-$1,530,667.)

More than 50% of the Company’s customers have been active with the Company for over four years, and the impairment of $930,971 (2020-$1,530,667) in impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2021	December 31, 2020
EMEA	$879	$1,246
Australia	119	-
North America	546	1,491
Total	$1,544	$2,737

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

26.	FINANCIAL INSTRUMENTS (cont’d)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 6).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

26.	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at December 31, 2021 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash	1,004	484	132	1,620
Trade and other receivables	428	840	276	1,544
Advances to supplier	470	-	-	470
Long term receivable	-	168	-	168
Current liabilities
Bank loan	-	(27)	-	(27)
Accounts payable and accrued liabilities	(309)	(992)	(1,345)	(2,646)
Due to related party		-	-	0
Future purchase consideration	(350)	-	-	(350)
Convertible debentures	(3,343)	-	-	(3,343)
Warrant liability	(2,177)	-	-	(2,177)
Total	(4,277)	473	(937)	(4,741)
10% fluctuation in exchange rate	(428)	47	(94)	(474)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved n the fair value of both the convertible promissory note and the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

27.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,271,532	$1,179,762	$928,637
Share-based payments	235,737	261,794	656.895
Total	$1,507,269	$1,441,556	$1,585,532

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2021	2020	2019

Selling and marketing expenses	VP Technology/VP Sales International	402	174	210
General and administrative expense	Companies controlled by the CEO, CFO and Directors	869	1,006	718

Loan to Director

On April 1, 2019 the Company loaned to a director and its chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

28.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers (Note 29).

Geographical area information is shown below:

External Revenues (in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
EMEA	$3,090	$1,465	$6,997
USA	2,738	2,679	1,062
Canada	1,656	1,691	1,713
Australia and New Zealand	61	155	40
Total	$7,545	$5,990	$9,812

Non-current asset geographic area information is shown below:

Non-current assets in thousands $	2021	2020
Long term receivable total	$168	$-
Canada	-	-
EMEA	168	-

Right of use assets total	$1,078	$377
Canada	188	279
EMEA	890	98

Loan to director total	$-	$214
Canada	-	-
EMEA	-	214

Equipment total	$268	$55
Canada	34	30
EMEA	234	25

Intangibles-total	$4,351	$6,549
Canada	94	-
EMEA	4,257	6,549

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

28.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenues by product (in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Cellular boosters and related accessories	4,235	2,666	2,033
Rugged devices and related accessories	3,310	3,324	7,779
Total revenues	$7,545	$5,990	$9,812

29.	MAJOR CUSTOMERS

Revenues from three customers of the Company for the year ended December 31, 2021, represent approximately $5,129,000 or 54% of the Company’s total revenues (December 31, 2020, four customers representing $2,445,000 or 41% of total revenues), (December 31, 2019, four customers representing $4,808,000 or 49% of total revenues), of which two of these customers in 2020 required extended payment terms, 50% bad debt provisions were taken on these accounts as part of the Company’s accounting policy for aged receivable provisions.

30.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2021, the Company paid $772,300 (December 31, 2020 - $872,505, December 31, 2019 - $615,151) in interest and $Nil (December 31, 2020 and 2019 - $Nil) in income taxes.

During the year ended December 31, 2021, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $910,055 in right of use assets and $833,766 in lease liabilities.

(b)	Issued $560,000 in share capital which was accrued in the prior year for services.

(c)	Issued $36,050 in share capital in settlement of debt.

During the year ended December 31, 2020, the Company incurred the following non-cash investing or financing activities:

(a)	Reclassified $40,980 from convertible debenture to share capital as the result of a conversion of $57,692 of debentures into 1,149 shares.

(b)	Recognized $912,916 of accretion of the convertible debentures, classified $56,471 of long-term debt, $127,776 of lease obligations and $6,160,769 of convertible debentures all as current liabilities.

(c)	Issued shares with a value of $710,970 and accrued shares to be issued of $560,000 in exchange for services.

(d)	Recognized $306,085 in right of use assets and lease liabilities.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

30.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

During the year ended December 31, 2019 the Company incurred the following non-cash investing or financing activities:

(a)	Reclassified $98,068 from reserves to share capital as the fair value of agents’ options exercised during the period.

(b)	Reclassified $12,757 from reserves to share capital as the fair value of agents’ options that expired in the period.

(c)	Recognized $331,430 of accretion of the convertible debentures and classified $44,547 of long-term debt as current.

31.	SUBSEQUENT EVENTS

(a)	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share.

In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share. The warrant is exercisable immediately and has a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date.

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years.

In aggregate, the Company issued 7,215,652 common shares, 1,480,000 Pre-Funded Warrants, 9,999,999 Unit Warrants, and 434,783 Placement Agent Warrants.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $1,930,913, excluding the cost of the Placement Agent Warrants.

Subsequent to year-end, the 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

31.	SUBSEQUENT EVENTS (cont’d)

(b)	In accordance with the terms of the convertible promissory note agreement with the Lender, as outlined in Note 14(e), in the event of any subsequent capital raises, both the conversion price and the exercise price of warrants are at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants, both the Conversion Price and the Exercise Price will be revised to the offering price. Since the January 11, 2022 common share offering, as more fully described in Note 31(a), were at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share.

(c)	In addition, as the total gross proceeds of the common share offering, as more fully described in Note 31(a) is in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender of the convertible promissory note described in Note 14(e). A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

(d)	The company issued a total of 3,870,000 options to executives, employees, and consultants. Of these options issued, 3,075,000 were in the form of Restricted Share Units (RSU’s) and 795,000 were stock options with an exercise price of $1.03 per share. 2,385,000 of the RSU’s vest quarterly over a three-year period with the first vesting occurring on the date of issuance. The remaining 690,000 RSU’s vest on the date of grant. The 795,000 stock options vest quarterly over a three-year period with the first vesting occurring on the date of the grant.